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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 1)

                      Under the Securities Exchange Act of 1934

                              Chaparral Resources, Inc.
                                  (Name of Issuer)

                        Common Stock, $.10 par value per share
                            (Title of Class of Securities)


                                     159420207
                        (CUSIP Number of Class of Securities)



                                Mr. Robert A. Day, Jr.
                          865 S. Figueroa Street, Suite 700
                            Los Angeles, California  90017
                                   (213) 891-6300

               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   December 5, 1997

               (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with this
Statement:  [ ]


                                     Page 1 of 4

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13D
CUSIP NO. 159420207

(1)  NAME OF REPORTING PERSON
         Crescent Investment Co.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                   (a)  [ ]
                                                   (b)  [ ]

(3)  SEC USE ONLY
                 -----------------------------------
(4)  SOURCE OF FUNDS
                    --------------------------------

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                         [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA

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                                  (7)  SOLE VOTING POWER
                                        1,500,000 SHARES OF COMMON STOCK

                                  (8)  SHARED VOTING POWER
Number Of Shares                       -0-
Beneficially Owned
By Each Reporting                 (9)  SOLE DISPOSITIVE POWER
Person With                            1,500,000 SHARES OF COMMON STOCK

                                  (10) SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,500,000 SHARES OF COMMON STOCK

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                           [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.37%

(14) TYPE OF REPORTING PERSON
         PN

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13D
CUSIP No. 159420207

    This Amendment No. 13 to Schedule 13D, filed on behalf of Crescent Investment Co., a Nevada limited partnership ("Crescent"), hereby amends the
Schedule 13D filed on May 31, 1996 as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and supplemented to include the following:

         For purposes of Rule 13d-3 promulgated under the Exchange Act, Crescent may be deemed the beneficial owner of an aggregate of 1,500,000 shares of Common Stock, constituting approximately 3.37%,(1) of the issued and outstanding shares of Common Stock. Crescent sold 500,000 shares of Common Stock on December 5, 1997 in a stock exchange transaction. The price per share was $2.375.

         On December 5, 1997, Crescent ceased to be a beneficial owner of more than five percent of any class of the Issuer's capital stock.

--------------------
(1) In accordance with Rule 13d-3(d) under the Exchange Act, based on an aggregate of 44,470,731 shares of Common Stock outstanding as of November 5, 1997, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

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                                      SIGNATURE

    After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 17, 1997


                                            CRESCENT INVESTMENT CO.

                                            By: /s/ Robert A. Day, Jr.

                                            Its: General Partner